Exhibit 21.1

Subsidiaries of FS Specialty Lending Fund

Name of Subsidiary	State of Incorporation or Organization
EP Altus Investments, LLC	Delaware
EP Northern Investments, LLC	Delaware
FS Power Investments, LLC	Delaware
FSEP Investments, Inc.	Delaware
FS Power Investments II, LLC	Delaware
FSSL Finance BB Seller LLC	Delaware
FSSL Finance BB AssetCo LLC	Delaware
FSSL Finance BNPP TRS LLC	Delaware
FSSL Finance BNPP MRA LLC	Delaware
Sustainable Infrastructure Investments, LLC	Delaware